Filed pursuant to Rule 433

Registration Statement No.: 333-260043

October 7, 2021

Tricon Announces Pricing of Upsized U.S. IPO and Private Placement for Gross Proceeds of US$503 million

Toronto, Ontario – October 6, 2021 – Tricon Residential Inc. (“Tricon” or the “Company”) (TSX:TCN), an owner and operator of single-family rental homes and multi-family rental apartments in the United States and Canada, today announced the pricing of its previously announced marketed public offering of common shares of Tricon (“Common Shares”) in the United States and Canada (the “Offering”) and concurrent private placement of Common Shares (the “Private Placement”) to Blackstone Real Estate Investment Trust, Inc. (“BREIT”). The underwriters have agreed to purchase 36,000,000 Common Shares from the Company in the Offering at a price of US$12.40 per share (the “Offering Price”), and BREIT has agreed to purchase 4,848,746 Common Shares from the Company in the Private Placement at a price of US$11.75 per share (the Offering Price net of underwriting discounts), for aggregate gross proceeds to the Company of approximately US$503 million. The aggregate size of the Offering and the Private Placement has been increased from the previously announced approximately US$395 million.

The Common Shares are expected to begin trading on the New York Stock Exchange (the “NYSE”) under the symbol “TCN” on October 7, 2021 and will continue to trade on the Toronto Stock Exchange (the “TSX”) under the symbol “TCN”. The Offering and the Private Placement are expected to close on October 12, 2021, subject to customary closing conditions.

Morgan Stanley, RBC Capital Markets, Citigroup, Goldman Sachs & Co. LLC, Scotiabank and Keefe, Bruyette & Woods, a Stifel company, are acting as joint book-running managers in the Offering. Morgan Stanley and RBC Capital Markets are also acting as representatives of the underwriters in the Offering.

Tricon has also granted the underwriters an over-allotment option, exercisable for a period of 30 days from the date of the underwriting agreement for the Offering, to purchase up to 5,400,000 additional Common Shares, representing 15% of the total number of Common Shares to be sold pursuant to the Offering.

BREIT has exercised its participation right, pursuant to the investor rights agreement with the Company dated September 3, 2020 to acquire 4,848,746 Common Shares in the Private Placement. Following the completion of the Offering and the Private Placement, BREIT’s effective ownership interest in the Company will be approximately 11.87% (assuming the exchange of its preferred units of Tricon PIPE LLC for Common Shares and assuming no exercise of the over-allotment option).

Tricon expects that the net proceeds of the Offering and the Private Placement will be used to repay the total amount outstanding under its 2017-1 pass-through certificates in respect of the Company’s single-family rental securitization debt maturing in 2022, in addition to funding future property acquisitions and for general corporate purposes.

In connection with the Offering, Tricon has filed a preliminary prospectus supplement to its base shelf prospectus, and will file a final prospectus supplement to its base shelf prospectus, with the securities regulatory authorities in each of the provinces and territories of Canada. The preliminary prospectus supplement and a base shelf prospectus have also been filed, and the final prospectus supplement will also be filed, with the U.S. Securities and Exchange Commission as part of a registration statement on Form F-10 under the U.S.-Canada multijurisdictional disclosure system (MJDS).

The Offering is being made in Canada only by means of the base shelf prospectus and the applicable prospectus supplement and in the United States only by means of the registration statement, including the base shelf prospectus and the prospectus supplement. Such documents contain important information about the Offering. Copies of the base shelf prospectus and the preliminary prospectus supplement can be found on SEDAR at www.sedar.com, and a copy of the registration statement can be found on EDGAR at www.sec.gov. Copies of the final prospectus supplement will be filed on SEDAR and on EDGAR. Prospective investors should read the base shelf prospectus and the applicable prospectus supplement, as well as the registration statement, before making an investment decision.

Tricon has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement relating to the Offering, the prospectus in that registration statement and other documents that Tricon has filed with the SEC for more complete information about Tricon and the Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may request the prospectus supplement and prospectus in Canada from RBC Dominion Securities Inc., Attention: Distribution Centre, 180 Wellington Street West, 8th Floor, Toronto, ON M5J 0C2, by phone at 1-416-842-5349, or via email at Distribution.RBCDS@rbccm.com and in the United States from Morgan Stanley & Co, LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014 and in the United States from RBC Capital Markets LLC, Attention: Equity Syndicate, 200 Vesey Street, 8th Floor, New York, NY 10281-8098, by at phone at 1-877-822-4089, or via email at equityprospectus@rbccm.com. The content of any referenced websites and other electronic links is not incorporated by reference herein or in any report or document filed with the SEC.

About Tricon Residential Inc.

Tricon Residential is an owner and operator of a growing portfolio of over 33,000 single-family rental homes and multi-family rental apartments in the United States and Canada with a primary focus on the U.S. Sun Belt. Our commitment to enriching the lives of our residents and local communities underpins Tricon’s culture and business philosophy. We strive to continuously improve the resident experience through our technology-enabled operating platform and innovative approach to rental housing. At Tricon Residential, we imagine a world where housing unlocks life’s potential.

For further information, please contact:

Wissam Francis EVP & Chief Financial Officer Tel: 416-323-2484 Email: wfrancis@triconresidential.com	Wojtek Nowak Managing Director, Capital Markets Tel: 416-925-2409 Email: wnowak@triconresidential.com

Forward-Looking Information

Certain statements contained in this news release are forward-looking statements and are provided for the purpose of presenting information about management’s current expectations and plans relating to the future. Readers are cautioned that such statements may not be appropriate for other purposes. These forward-looking statements include statements regarding: the conduct of the Offering and the Private Placement, the intended listing of the Common Shares on the NYSE, the intended use of proceeds of the Offering and the Private Placement and the filing of the final prospectus supplement and amended registration statement. In some cases, forward-looking information can be identified by such terms as “will”, “would”, “anticipate”, “anticipated”, “expect” and “expected”. The forward-looking statements in this news release are based on certain assumptions, including assumptions regarding the Company’s future growth initiatives, the Company’s ability to complete the Offering and the Private Placement and the impact of COVID-19 on the Company’s operations, business and financial results. Such statements are subject to significant known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those expressed or implied by such statements and, accordingly, should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or not such results will be achieved. Such risks include the risk that the Offering and the Private Placement will not be completed, as well as those risks described in the base shelf prospectus and the preliminary prospectus supplement, available on SEDAR at www.sedar.com, and the registration statement, available on EDGAR at www.sec.gov, which risks may be dependent on market factors and not entirely within the Company’s control. Although management believes that it has a reasonable basis for the expectations reflected in these forward-looking statements, actual results may differ from those suggested by the forward-looking statements for various reasons. These forward-looking statements reflect current expectations of the Company as at the date of this news release and speak only as at the date of this news release. The Company does not undertake any obligation to publicly update or revise any forward-looking statements except as may be required by applicable law.